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                           April 24, 2023

       Sean Blitchok
       Chief Financial Officer
       MeridianLink, Inc.
       3560 Hyland Avenue
       Suite 200
       Costa Mesa, CA 92626

                                                        Re: MeridianLink, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed March 9, 2023
                                                            8-K filed March 1,
2023
                                                            File No. 001-40680

       Dear Sean Blitchok:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed March 1, 2023

       Exhibit 99.1
       Reconciliation from GAAP to Non-GAAP Results , page 9

   1. We note your presentations of several non-GAAP profit margins and expenses as percentages of
revenues. Please accompany each of your non-GAAP presentations with an equally prominent
presentation of a comparable ratio calculated using GAAP amounts.
                                                        Refer to Item
10(e)1(i)(A) of Regulation S-K and Question 102.10(a) of the C&DI on
                                                        Non-GAAP Financial
Measures.
   2. Revise your calculation of Non-GAAP net income to give effect to the tax impact of the non-GAAP adjustments.
Refer to Question 102.11 of the C&DI on Non-GAAP Financial
                                                        Measures.
 Sean Blitchok
MeridianLink, Inc.
April 24, 2023
Page 2
3. With respect to your measurement of Adjusted EBITDA, please clarify the nature of the adjustment for "deferred revenue reduction from purchase accounting for acquisitions prior to 2022." Quantify in this disclosure the expected future remaining impact of the
         non-GAAP deferred revenue adjustments     that is, how much is left to
be recognized in
         the future and over what years. Also, provide disclosure mentioning the change in accounting for deferred revenue in business combinations, cross-referencing to your early adoption of ASU 2021-08, as appropriate.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameSean Blitchok                              Sincerely,
Comapany NameMeridianLink, Inc.
                                                             Division of
Corporation Finance
April 24, 2023 Page 2                                        Office of
Technology
FirstName LastName